Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 27, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

         This Report on Form 6-K contains a press release issued by Vodafone Group Plc on January 27, 2003, entitled “VODAFONE ANNOUNCES STRONG THIRD QUARTER PERFORMANCE”.

2002/006

27 January 2003

VODAFONE ANNOUNCES STRONG THIRD QUARTER PERFORMANCE

Vodafone Group Plc (“Vodafone”) announces today key performance indicators for the quarter ended 31 December 2002.  The main highlights are:

•                  Increase in customer base to 112.5 million, including over 4 million organic net additions in the quarter

•                  12 month rolling ARPU up in all key European markets

•                  Data revenue at 16.0% of service revenues in the month of December, up from 12.7% in the prior year

Sir Christopher Gent, Chief Executive of Vodafone, commented: “These KPI’s demonstrate continued strong operational performance with better than expected organic customer growth.  This is the third consecutive quarter that has seen an increase in Group organic customer growth and in annual ARPU in some of our key markets.  Our progress in data revenues is pleasing ahead of the additional benefits expected from our new data service environments.”

Customer Growth

In total, over 4.9 million registered proportionate customers were added in the quarter, including 0.9 million from stake changes.  The total base has increased to 112.5 million from 107.5 million.

Net additions in Germany of 922,000 and in Italy of 529,000 were the highest levels since March 2001 and December 2001 respectively.  In the UK, net additions were 267,000, reflecting the expected return to net growth following periods of disconnecting non-revenue earning handsets.

Growth in contract customers continued to be strong in controlled markets, even though this quarter is traditionally stronger for prepaid growth, with over 500,000 net contract additions in Germany and over 100,000 in the UK.

More/...

2002/006 - Page 2

Active customers in the Group’s controlled businesses remained at 94% of total customers.

Registered Blended ARPU

All key markets in Europe showed an increase this quarter in registered blended ARPU on a 12 month rolling basis.  This is the third consecutive quarter to show such an increase in Germany and the UK.  The trend in Japan continues to reflect the effect of increasing market penetration levels.

Data as a percentage of service revenues

For the Group’s controlled operations, data as a percentage of service revenues increased to 13.9% for the year to December 2002, up from 13.2% for the year to September.  Data in the month of December 2002 was 16.0%, up from 12.7% in December 2001.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE NET CUSTOMERS — 1 OCTOBER 2002 TO 31 DECEMBER 2002

		CUSTOMER BASE
COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 1 OCT 2002	NET ADDITIONS	STAKE CHANGES(2)	AT 31 DEC 2002	PREPAID(4)
	(%)	(000s)	(000s)	(000s)	(000s)	(%)
NORTHERN EUROPE
UK	100.0	12,957	267	—	13,224	59
Ireland	100.0	1,705	24	—	1,729	71
Netherlands	77.6	2,290	*	*	*	*
Sweden	74.6	948	*	*	*	*
Others		5,141	138	—	5,279	52
TOTAL		23,041	469	247	23,757	56

CENTRAL EUROPE
Germany	100.0	21,810	922	—	22,732	54
Hungary	68.3	480	88	—	568	89
Others		1,687	106	—	1,793	44
TOTAL		23,977	1,116	—	25,093	53

SOUTHERN EUROPE
Greece	62.7	1,615	55	349	2,019	72
Italy	76.8	14,063	529	—	14,592	91
Malta	80.0	124	8	—	132	92
Portugal	61.4	1,827	*	—	*	*
Spain	93.8	7,715	406	—	8,121	56
Albania	81.7	207	59	19	285	98
Others		495	*	—	*	*
TOTAL		26,046	1,145	368	27,559	78

AMERICAS
United States(3)	44.3	13,953	430	3	14,386	7
Others		751	(32)	—	719	83
TOTAL		14,704	398	3	15,105	11

ASIA PACIFIC
Japan	69.7	9,031	223	—	9,254	5
Australia	100.0	2,266	188	—	2,454	47
New Zealand	100.0	1,156	64	—	1,220	78
Others		3,712	213	—	3,925	58
TOTAL		16,165	688	—	16,853	53

MIDDLE EAST AND AFRICA
Egypt	60.0	1,187	91	—	1,278	85
Others		2,420	157	262	2,839	85
TOTAL		3,607	248	262	4,117	85

GROUP TOTAL		107,540	4,064	880	112,484	53

(1)                    All ownership percentages are stated as at 31 December 2002 and exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)                    Represents the acquisition of stake increases in Vodafone Netherlands from approximately 70.0% to 77.6%, Vodafone Greece from approximately 51.9% to 62.7%, Vodafone Albania from approximately 76.4% to 81.7%, Vodacom Group (Pty) Limited in South Africa from approximately 31.5% to 35.0%, a minor acquisition in the US by Verizon Wireless and a stake dilution in Vodafone Sweden from approximately 74.7% to 74.6%.

(3)                    The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.4% at 31 December 2002.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.

(4)                    Prepaid customer percentages are calculated on a venture basis.

*                           Listed subsidiary still to report.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 DECEMBER 2002

	CONTROLLED ACTIVE(1)			CONTROLLED
COUNTRY	PREPAID	CONTRACT	TOTAL	INACTIVE
	(%)	(%)	(%)	(%)
NORTHERN EUROPE
UK	90	96	92	8
Ireland	100	99	100	0
Netherlands	*	*	*	*
Sweden	*	*	*	*
TOTAL	91	96	93	7

CENTRAL EUROPE
Germany	90	94	92	8
Hungary†	90	97	91	9
TOTAL	90	94	92	8

SOUTHERN EUROPE
Greece	71	93	77	23
Italy	95	92	95	5
Malta	94	97	94	6
Portugal	*	*	*	*
Spain	93	97	95	5
Albania†	*	*	*	*
TOTAL	92	96	93	7

ASIA PACIFIC
Japan(2)	N/A	N/A	99	1
Australia	94	93	93	7
New Zealand	93	100	95	5
TOTAL	94	94	98	2

MIDDLE EAST AND AFRICA
Egypt†	96	100	96	4
TOTAL	96	100	96	4

CONTROLLED GROUP TOTAL	91	95	94	6

CONTROLLED ACTIVE CUSTOMER INFORMATION — HISTORY

	CONTROLLED INACTIVE CUSTOMERS AS AT
COUNTRY	DECEMBER 2001		MARCH 2002	JUNE 2002	SEPTEMBER 2002	DECEMBER 2002
	(%)		(%)	(%)	(%)	(%)
Germany	9		9	8	8	8
Italy	7		7	7	6	5
Japan	N/A		1	1	1	1
United Kingdom	16	†	11	9	7	8
Controlled Total	10		8	7	6	6

(1)                    Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

(2)                    Customer activity information for Japan is only available on a total customer basis.

*                           Listed subsidiary still to report.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 31 DECEMBER 2002

Country		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Germany	EUR	25.6	24.3	24.1	25.1	22.7	25.4	25.2	26.5	26.5	27.9	27.7	26.8	27.4	25.4	25.4
Italy	EUR	29.4	27.3	28.4	28.8	25.6	29.6	27.9	29.4	28.9	31.9	28.6	29.0	29.3	28.0	29.5
Japan	JPY	7,410	7,770	7,640	7,470	7,200	7,630	7,310	7,400	7,160	7,670	7,410	7,180	7,350	7,120	7,360
United Kingdom	GBP	23.8	23.2	21.8	22.9	22.0	23.8	22.9	24.6	22.7	24.9	24.7	24.9	25.5	24.3	23.5

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 DECEMBER 2002

	ARPU(1)
COUNTRY	CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
NORTHERN EUROPE
UK	GBP	123	533	287
Ireland	EUR	328	1,075	542

CENTRAL EUROPE
Germany	EUR	126	530	312
Hungary	HUF	43,788	177,275	56,754

SOUTHERN EUROPE
Italy	EUR	298	800	347
Malta	MTL	87	906	152
Spain	EUR	154	641	377

ASIA PACIFIC
Japan	JPY	N/A	N/A	88,238
Australia	AUD	312	869	648
New Zealand	NZD	307	1,861	658

MIDDLE EAST AND AFRICA
Egypt	EGP	694	2,861	1,001

ARPU — HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	DECEMBER 2001	MARCH 2002	JUNE 2002	SEPTEMBER 2002	DECEMBER 2002
Germany	EUR	303	298	302	308	312
Italy	EUR	345	345	345	345	347
Japan	JPY	93,550	91,903	90,302	89,193	88,238
UK	GBP	278	276	278	282	287

(1)                    ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS
	12 MONTHS TO 31 DECEMBER 2002			DECEMBER 2002 (MONTH ONLY)
COUNTRY	MESSAGING DATA	INTERNET DATA	TOTAL DATA	MESSAGING DATA	INTERNET DATA	TOTAL DATA
NORTHERN EUROPE
UK	12.9%	1.0%	13.9%	15.2%	0.8%	16.0%
Others	8.7%	0.4%	9.1%	10.2%	0.5%	10.7%
TOTAL	11.1%	0.7%	11.8%	12.9%	0.7%	13.6%

CENTRAL EUROPE
Germany	15.3%	0.8%	16.1%	18.4%	0.8%	19.2%
Others	7.7%	0.8%	8.5%	9.6%	1.1%	10.7%
TOTAL	14.3%	0.8%	15.1%	17.3%	0.9%	18.2%

SOUTHERN EUROPE
Italy	10.3%	0.4%	10.7%	12.3%	0.6%	12.9%
Others	8.6%	0.2%	8.8%	10.2%	0.5%	10.7%
TOTAL	9.5%	0.3%	9.8%	11.3%	0.5%	11.8%

AMERICAS
United States	0.3%	0.6%	0.9%	0.6%	0.7%	1.3%
Others	—	—	—	—	—	—
TOTAL	0.3%	0.6%	0.9%	0.5%	0.7%	1.2%

ASIA PACIFIC
Japan	7.1%	12.2%	19.3%	7.4%	13.2%	20.6%
Others	8.0%	0.4%	8.4%	9.7%	0.4%	10.1%
TOTAL	7.3%	9.8%	17.1%	7.9%	10.4%	18.3%

MIDDLE EAST AND AFRICA	3.5%	—	3.5%	4.5%	—	4.5%

PROPORTIONATE GROUP TOTAL	8.4%	2.3%	10.7%	10.0%	2.5%	12.5%

STATUTORY BASIS

CONTROLLED GROUP TOTAL	10.5%	3.4%	13.9%	12.3%	3.7%	16.0%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

	12 MONTHS TO					MONTH ONLY
COUNTRY	DEC 2001	MAR 2002	JUN 2002	SEP 2002	DEC 2002	DEC 2001	MAR 2002	JUN 2002	SEP 2002	DEC 2002
Germany	14.3%	14.4%	14.8%	15.4%	16.1%	14.6%	15.2%	15.6%	16.2%	19.2%
Italy	7.9%	8.7%	9.4%	10.1%	10.7%	10.7%	9.8%	10.4%	10.4%	12.9%
Japan	13.4%	15.1%	16.6%	18.1%	19.3%	16.0%	19.8%	19.9%	20.2%	20.6%
UK	10.1%	11.8%	12.6%	13.2%	13.9%	12.7%	13.4%	14.3%	13.8%	16.0%
Proportionate Total	8.0%	8.7%	9.5%	10.1%	10.7%	9.7%	10.3%	10.9%	10.9%	12.5%
Statutory Total	10.2%	11.1%	12.1%	13.2%	13.9%	12.7%	13.5%	14.0%	14.3%	16.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 27, 2003	By:	/s/ S R SCOTT
		Name:	Stephen R. Scott
		Title:	Company Secretary